February 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Juan Grana
Jane Park

Re:	Spectaire Holdings Inc.
Registration Statement on Form S-1, originally filed on December 21, 2023
File No. 333-276179

To the addressees set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 14, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Spectaire Holdings Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Stephen W. Ranere of Latham & Watkins LLP at (617) 948-6083 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Spectaire Holdings Inc.

By:	/s/ Brian Semkiw
Brian Semkiw
Chief Executive Officer and Director

cc:	Stephen W. Ranere, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP
Bryan S. Ryan, Latham & Watkins LLP